Filed Pursuant to Rule 424(b)(2)

SEC File No. 333-181360

SHEPHERD’S FINANCE, LLC

SUBORDINATED FIXED RATE NOTES

RATE SUPPLEMENT DATED April 14, 2014

TO THE PROSPECTUS DATED MArch 28, 2014

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated March 28, 2014 relating to the Subordinated Fixed Rate Notes, as supplemented . This document supersedes the rate supplement dated April 9, 2014. Below is a chart showing the current interest rates to be selected by you in connection with your purchase of the Notes:

Maturity (Duration)	Annual Interest Rate	Annual Effective Yield [i]	Effective Yield to Maturity [ii]

12 Months	4.00	4.07	4.07
23 Months	6.30	6.49	12.80
29 Months	7.00	7.23	18.37
48 Months	7.00	7.23	32.21

Upon your initial purchase of Notes, you are required to select one of the durations above. During the term of your Note, the corresponding Annual Interest Rate will be applied to your Note and will not change.

We will pay interest to you monthly or at maturity based on your request. If you do not request payment of interest prior to maturity, your investment in the Notes will continue to grow as we will pay interest on the interest you would have received (sometimes referred to as “compounding”) which will then yield the Annual Effective Yield listed above per year, and the Effective Yield to Maturity over the life of your investment. If you choose monthly interest payments, any interest payment amount less than $50 will not be paid to you until the accumulated interest is $50 or above. During that accumulation time, you will receive interest on your interest, compounded monthly.

The above interest rates shall be in effect until we file a later dated rate supplement, however once you have invested, your Note rate will not change.

An offer may only be made by the prospectus dated March 28, 2014, along with all supplements thereto, delivered in connection with this rate supplement dated April 14, 2014. See “Risk Factors” beginning on page 14 of the prospectus for certain factors you should consider before investing.

The Notes are not certificates of deposit or similar obligations guaranteed by any depository institution, and they are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity.

The date of this rate supplement is April 14, 2014.

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[i] The Annual Effective Yield is determined by taking the Annual Interest Rate as a decimal and dividing it by 12 for a monthly rate, then taking that rate plus 1 and multiplying that by itself 11 more times, then subtracting the one back off and converting back to a percentage. For instance, for an Annual Interest Rate of 7.0%, we take .070/12 which is .005833 plus 1 which is 1.005833, and then multiply 1.005833 by itself 11 more times which yields 1.0723, then subtracting off the 1, leaving .0723, and finally converting to a percentage, which gives us an Annual Effective Yield of 7.23%.

[ii] The Effective Yield to Maturity is determined by taking the Annual Interest Rate as a decimal and dividing it by 12 for a monthly rate, then taking that rate plus 1 and multiplying that by itself by (the total number of months of the investment minus one) times, then subtracting the one back off and converting back to a percentage. For instance, for a 29 month investment with an Annual Interest Rate of 7.0%, we take .070/12 which is .005833 plus 1 which is 1.005833, and then multiply 1.005833 by itself 28 more times which yields 1.1837, then subtracting off the 1, leaving .1837, and finally converting to a percentage, which gives us an Effective Yield To Maturity of 18.37%.